EXHIBIT 99.1

News Release dated September 26, 2014, Suncor Energy receives Progressive Aboriginal Relations certification

News Release

FOR IMMEDIATE RELEASE

Suncor Energy receives Progressive Aboriginal Relations certification

Suncor awarded silver level designation from the Canadian Council for Aboriginal Business

Calgary, Alberta (Sept. 26, 2014) – Suncor today announced it has been awarded Silver-level accreditation in Progressive Aboriginal Relations (PAR) from the Canadian Council for Aboriginal Business (CCAB). The certification was presented at last night’s CCAB 12th annual gala where Suncor was recognized for its commitment to Canada’s Aboriginal Peoples.

“The Silver-level designation recognizes our solid performance,” said Steve Williams, president and chief executive officer. “It also points to areas where we know we can improve. One of the benefits of being in the PAR community is that we can make these improvements while collaborating with our peers and the CCAB.”

“Suncor has been a major supporter of our programs that provide educational opportunities to Aboriginal youth,” said Steve Jani, chief executive officer of Christina River Enterprises, a 100 per cent Aboriginal owned and operated business of Fort McMurray #468 First Nation. “We have built relationships and shared Aboriginal history in our work together—these moments have lasting impacts and are not created in a boardroom.”

Examples of how Suncor demonstrates strong commitments in enhancing Aboriginal benefits of industry development include:

–                 Suncor has a dedicated Aboriginal relations team that works closely with Aboriginal communities guided by our Canadian Aboriginal Relations Policy (also available in audio files in Cree and Dene).

–                 In 2013, Suncor spent more than $431 million with Aboriginal businesses, bringing the total spend to almost $2.5 billion since 1999.

–                 Suncor has relationships with over 150 Aboriginal groups across Canada.

–                 Suncor chief executive officer and president, Steve Williams, co-chairs the Indspire Building Brighter Futures campaign in support of bursaries and scholarships for Indigenous students across Canada.

–                 In 2013, the Suncor Energy Foundation (SEF) helped launch the Indspire Institute, a new online meeting place and resource for those engaged in Aboriginal education in the K-12 grades.

PAR is the only certification program of its kind, focusing on Aboriginal relations best practices. The certification process included Aboriginal stakeholder reviews and an independent assessment of Aboriginal relations activities in four key areas: employment, business development, community investment and community engagement.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor Energy and our community investment program, please visit our website at suncor.com/community.

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 10 years, Suncor and the SEF have invested more than $137 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organization.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com